

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Eric Richman
Chief Executive Officer
Gain Therapeutics, Inc.
4800 Montgomery Lane, Suite 220
Bethesda, Maryland 20814

>  **Re:  Gain Therapeutics, Inc.**
>      **Registration Statement on Form S-3**
>      **Filed May 18, 2022**
>      **File No. 333-265061**

Dear Mr. Richman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Joshua Gorsky at 202-551-7836 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences

cc:    Courtney T. Thorne, Esq.